SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 9)1

ALICO, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

JD Alexander Atlantic Blue Group, Inc. 122 East Tillman Avenue Lake Wales, Florida 33853 Telephone: (863) 679-9595
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Charles W. Mulaney, Jr., Esq. Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, Illinois 60606 Telephone: (312) 407-0700 July 27, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)

(Page 1 of 5 Pages)

______________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230 10-4	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ATLANTIC BLUE GROUP, INC. (I.R.S. IDENTIFICATION NO. 57-1149984)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 016230 10-4	13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ALICO HOLDING, LLC (I.R.S. IDENTIFICATION NO. 47-0906752)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 016230 10-4	13D	Page 4 of 5 Pages

This Amendment No. 9 (this "Amendment No. 9") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004, by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation ("Atlanticblue"), and Alico Holding, LLC, a Nevada limited liability company, as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004, Amendment No. 2, filed on October 15, 2004, Amendment No. 3, filed on December 22, 2004, Amendment No. 4, filed on February 3, 2005, Amendment No. 5, filed on March 22, 2005, Amendment No. 6 filed on May 4, 2006, Amendment No. 7 filed on May 18, 2006 and Amendment No. 8 filed on October 5, 2006 (as amended, the "Schedule 13D"). Except as indicated in this Amendment No. 9, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2. Identity and Background

Atlantic Blue Trust, Inc. has changed its name to Atlantic Blue Group, Inc. Accordingly, Item 2 is hereby amended to reflect the name change. Each reference to "ABT" in the Schedule 13D shall be to Atlantic Blue Group, Inc.

Item 4. Item 4. Purpose of Transaction

On July 27, 2007, Atlanticblue requested that the Board of Directors of the Issuer nominate JD Alexander, President and Chief Executive Officer of Atlanticblue, for election as a director of the Issuer at the Issuer's 2007 annual meeting of shareholders. In making such request, Atlanticblue did not request that size of the Issuer's Board of Directors be increased or that the number of directors on the Issuer's Board of Directors who are also directors or shareholders (or spouses of shareholders) of Atlanticblue (currently 4) be increased.

Item 5. Interest in Securities of the Issuer

The information with respect to the beneficial ownership of Common Stock by the Reporting Person set forth in subsection (a) Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) According to the Issuer's quarterly report on Form 10-Q for the quarterly period ended May 31, 2007, as filed with the Securities and Exchange Commission on July 16, 2007, there were 7,364,084 shares of Common Stock issued and outstanding as of June 2, 2007. The Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.6% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2007

ATLANTIC BLUE GROUP, INC.

By:	/s/ JD Alexander
	Name:	JD Alexander
	Title:	President and Chief Executive Officer

ALICO HOLDING, LLC

By:	/s/ JD Alexander
	Name:	JD Alexander
	Title:	Manager